S I E B E R T F I N A N C I A L C O R P .

October 18, 2007

BY ELECTRONIC TRANSMISSION

Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Attention: Mr. John Cash

Re:	Siebert Financial Corp.
Form 10-K for the year ended December 31, 2006 File No. 0-5703

Ladies and Gentlemen:

          On September 20, 2007, Siebert Financial Corp. (the “Company”) received comments from the Commission’s staff (the “Staff”) regarding the Form 10-K for the year ended December 31, 2006 that the Company previously filed on April 2, 2007. On October 1, 2007, the Company submitted a response to the Staff’s September 20, 2007 letter. On October 9, 2007, the Company received an additional comment from the Staff. The Company’s response to comment received on October 9, 2007 appears below. The Staff’s comment is reprinted below followed by the Company’s response.

Consolidated Statement of Income, page F-3

1. We note your response to comment 2 in our letter dated September 20, 2007. We note that you continue to believe income from equity investees should be presented within revenues as Rule 5-03.13 of Regulation S-X provides for flexibility in the position of income from equity investees and does not specifically prohibit this line item from being shown as revenues. As previously referenced, Section XI.B of the March 11, 2003 meeting minutes of the SEC Regulations Committee notes that Regulation S-X allows equity income of investees to be included within operating income, but not within revenues. Further we note your secondary suggestion to present income from equity investees between revenue and expenses and include a subtotal of revenues and equity in investee earnings. Based on our response letter, it appears your equity method investees are integral to your operations. However, based on the guidance in Rule 5-03.13 of Regulation S-X, a more appropriate location for income from equity method investees integral to your operations would be after the expenses subtotal. Please revise your consolidated statements of income presentation accordingly in future filings.

Response: The Company notes the Staff’s comment and will present income from equity method investees after the expenses subtotal in its consolidated statements of income in future filings with the Commission.

          If you have any further questions or need any further information regarding this filing, please call the undersigned at (212) 644-2434.

Very truly yours,

/s/Joseph M. Ramos, Jr.
Joseph M. Ramos, Jr.
Chief Financial Officer

cc:	Jeanne Rosendale, Esq.
Warren Nimetz, Esq.
Leonard Leiman, Esq.